Exhibit 99.1

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2025

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

AS OF JUNE 30, 2025

i

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (Unaudited)

(U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2025	December 31, 2024
Assets

CURRENT ASSETS:
Cash and cash equivalents	46,589	35,423
Short-term deposits	56,132	95,532
Restricted short-term deposit	1,168	1,138
Trade accounts receivable	8,133	7,751
Prepaid expenses and other current assets	3,812	3,904
Inventories	11,497	10,155
TOTAL CURRENT ASSETS	127,331	153,903

LONG-TERM ASSETS:
Property and equipment, net	3,346	3,555
Operating lease right-of-use assets	7,260	7,458
Intangible assets	4,232	4,702
Goodwill	1,847	1,847
Other assets	777	687
TOTAL LONG-TERM ASSETS	17,462	18,249
TOTAL ASSETS	144,793	172,152

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (Unaudited) (continued)

 (U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2025	December 31, 2024
Liabilities and Shareholders’ Equity

CURRENT LIABILITIES:
Trade accounts payable	5,120	6,003
Accrued compensation	4,805	4,964
Current maturities of operating leases liabilities	1,380	975
Forfeiture shares, no par value: 359,375 shares authorized, issued and outstanding as of June 30, 2025 and December 31, 2024	1	1
Earnout liability	1,750	-
Other current liabilities	8,277	8,384
TOTAL CURRENT LIABILITIES	21,333	20,327

LONG-TERM LIABILITIES:
Non-current operating leases liabilities	6,874	6,645
Earnout liability	-	2,413
Other long-term liabilities	91	79
TOTAL LONG-TERM LIABILITIES	6,965	9,137
TOTAL LIABILITIES	28,298	29,464

COMMITMENTS AND CONTINGENT LIABILITIES (note 5)

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value: 700,000,000 shares authorized as of June 30, 2025 and December 31, 2024; 110,606,535 and 107,614,972 shares issued and 101,833,680 and 106,342,415 shares outstanding as of June 30, 2025 and December 31, 2024, respectively (excluding 359,375 Ordinary shares subject to forfeiture)	49	49
Treasury shares at cost: 8,125,980 and 625,682 shares as of as of June 30, 2025, and as of December 31, 2024, respectively	(21,374)	(1,613)
Additional paid-in capital	365,896	357,570
Accumulated other comprehensive income	1,335	601
Accumulated deficit	(229,411)	(213,919)
TOTAL SHAREHOLDERS’ EQUITY	116,495	142,688
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	144,793	172,152

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

REVENUES	33,887	25,156	17,059	13,597
COST OF REVENUES	(12,470)	(9,997)	(6,224)	(5,253)
GROSS PROFIT	21,417	15,159	10,835	8,344

OPERATING EXPENSES:
Research and development expenses	(20,788)	(20,106)	(10,198)	(9,961)
Sales and marketing expenses	(10,773)	(8,756)	(5,166)	(4,368)
General and administrative expenses	(7,364)	(6,968)	(3,697)	(3,397)
Change in earnout liability	663	(28)	837	(28)
TOTAL OPERATING EXPENSES	(38,262)	(35,858)	(18,224)	(17,754)
OPERATING LOSS	(16,845)	(20,699)	(7,389)	(9,410)
Change in fair value of Forfeiture Shares	-	35	-	10
Financial income, net	1,463	1,774	225	540
LOSS BEFORE INCOME TAXES	(15,382)	(18,890)	(7,164)	(8,860)
INCOME TAXES	(114)	(38)	(21)	(21)
LOSS AFTER INCOME TAXES	(15,496)	(18,928)	(7,185)	(8,881)
Equity in earnings of an investee	4	17	1	12
NET LOSS	(15,492)	(18,911)	(7,184)	(8,869)
Basic and diluted net loss per ordinary share	(0.15)	(0.18)	(0.07)	(0.08)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	104,403,869	104,563,467	103,551,779	105,079,508

Other comprehensive income:
Change in unrealized gains on cash flow hedges	734	-	1,276	-
TOTAL COMPREHENSIVE LOSS	(14,758)	(18,911)	(5,908)	(8,869)

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(U.S. dollars in thousands, except share data)

	Six months ended June 30, 2025
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	income	Deficit	Total

Balance as of January 1, 2025	** 106,342,415	49	357,570	(1,613)	601	(213,919)	142,688
Exercise of options and vesting of RSUs	2,991,563	-	385	-	-	-	385
Repurchase of ordinary shares	(7,500,298)	-	-	(19,761)	-	-	(19,761)
Stock based compensation	-	-	7,941	-	-	-	7,941
Change in unrealized gains on cash flow hedges	-	-	-	-	734	-	734
Net loss for the period	-	-	-	-	-	(15,492)	(15,492)
Balance as of June 30, 2025	** 101,833,680	49	365,896	(21,374)	1,335	(229,411)	116,495

	Six months ended June 30, 2024
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	income	Deficit	Total

Balance as of January 1, 2024	* 103,154,396	49	341,591	-	-	(177,336)	164,304
Exercise of options and vesting of RSUs	2,419,708	-	636	-	-	-	636
Stock based compensation	-	-	7,499	-	-	-	7,499
Net loss for the period	-	-	-	-	-	(18,911)	(18,911)
Balance as of June 30, 2024	* 105,574,104	49	349,726	-	-	(196,247)	153,528

	Three months ended June 30, 2025
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	income	Deficit	Total

Balance as of April 1, 2025	** 104,892,547	49	361,924	(11,198)	59	(222,227)	128,607
Exercise of options and vesting of RSUs	1,211,172	-	197	-	-	-	197
Repurchase of ordinary shares	(4,270,039)	-	-	(10,176)	-	-	(10,176)
Stock based compensation	-	-	3,775	-	-	-	3,775
Change in unrealized gains on cash flow hedges	-	-	-	-	1,276	-	1,276
Net loss for the period	-	-	-	-	-	(7,184)	(7,184)
Balance as of June 30, 2025	** 101,833,680	49	365,896	(21,374)	1,335	(229,411)	116,495

	Three months ended June 30, 2024
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	income	Deficit	Total
Balance as of April 1, 2024	* 104,376,565	49	345,481	-	-	(187,378)	158,152
Exercise of options and vesting of RSUs	1,197,539	-	510	-	-	-	510
Stock based compensation	-	-	3,735	-	-	-	3,735
Net loss for the period	-	-	-	-	-	(8,869)	(8,869)
Balance as of June 30, 2024	* 105,574,104	49	349,726	-	-	(196,247)	153,528

(*)	Excluding 1,006,250 Forfeiture Shares
(**)	Excluding 359,375 Forfeiture Shares

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. dollars in thousands)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(15,492)	(18,911)	(7,184)	(8,869)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	1,528	935	758	479
Stock-based compensation	7,941	7,499	3,775	3,735
Exchange rate differences	159	1,266	19	741
Realized and unrealized losses on non-designated derivative instruments	617	-	821	-
Interest on short-term deposits	771	917	254	642
Change in fair value of Forfeiture Shares	-	(35)	-	(10)
Change in earnout liability	(663)	28	(837)	28
Reduction in the carrying amount of ROU assets	692	723	274	239
Equity in earnings of investee, net of dividend received	1	17	4	12
Changes in operating assets and liabilities, net of effects of businesses acquired:
Trade accounts receivable	(382)	4,915	1,418	180
Prepaid expenses and other current assets	878	308	53	101
Inventories	(1,460)	2,401	(698)	1,054
Other assets	(96)	66	19	(8)
Trade accounts payable	(1,201)	(1,835)	602	-
Accrued compensation	(598)	115	1,022	886
Other current liabilities	(65)	618	(353)	773
Change in operating lease liabilities	(403)	(622)	(173)	(204)
Other long-term liabilities	12	(20)	15	(4)
Net cash used in operating activities	(7,761)	(1,615)	(211)	(225)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(52,505)	(87,219)	(22,500)	(49,379)
Maturities of short-term deposits	91,835	104,038	38,557	47,059
Purchase of property and equipment	(537)	(265)	(119)	(235)
Derivative instruments of non-designated hedges	(672)	-	(407)	-
Cash paid for business combination, net of cash acquired (note 3)	-	(7,800)	-	(7,800)
Net cash provided by (used in) investing activities	38,121	8,754	15,531	(10,355)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	(19,761)	-	(10,176)	-
Exercise of stock options	385	636	197	510
Net cash provided by (used in) financing activities	(19,376)	636	(9,979)	510

Effect of exchange rate changes on cash and cash equivalents	182	(330)	251	(324)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,166	7,445	5,592	(10,394)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	35,423	17,261	40,997	35,100
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	46,589	24,706	46,589	24,706

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION -
Cash paid for taxes	77	63	58	28

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	194	279	194	279
Fair value of earnout liability assumed in business combination	-	2,036	-	2,036
Operating lease liabilities arising from obtaining operating right-of-use assets	494	4,833	281	4,802

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

NOTE 1 - GENERAL:

a.	Valens Semiconductor Ltd. (hereafter “Valens”, and together with its wholly owned subsidiaries, the “Company”), was incorporated in Israel in 2006.

As of June 30, 2021, the Company began trading on the New York Stock Exchange under the Symbol “VLN”.

Valens is a leading provider of semiconductor products (chips), operates in the Audio-Video and Automotive industries, renowned for its Physical Layer (PHY) technology, enabling resilient high-speed connectivity over simple, low-cost infrastructure. Valens is the inventor of the HDBaseT Technology, which enables the converged delivery of ultra-high-definition digital video and audio, Ethernet, control signals, USB and power through a single cable. In the CIB space, Valens’ HDBaseT technology enables plug-and-play digital connectivity between ultra-HD video sources and remote displays. In the automotive domain, Valens’ product offering includes both symmetric and asymmetric connectivity technology for high bandwidth transmission of native interfaces over a single low-cost wires and connectors. Valens’ advanced PHY technology for the auto industry provides the safety and resilience required to handle the noisy automotive environment, addressing the needs of Advanced driver-assistance systems (ADAS), Automotive Data Solutions (ADS), infotainment, telematics and backbone connectivity.

b.	On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern and Central Israel, to which the Israel Defense Forces have responded. In addition, both Hezbollah and the Houthi movement have attacked military and civilian targets in Northern Israel, to which Israel has responded, including through increased air and ground operations in Lebanon. In addition, the Houthi movement has attacked international shipping lanes in the red sea. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel, to which Israel has responded.

Most recently, on June 13, 2025, Israel launched a preemptive attack on Iran, to which Iran responded with ballistic missile and drone attacks. On June 23, 2025, Israel and Iran agreed to a ceasefire, although there is no assurance that the ceasefire will continue. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. To date, our operations have not been materially affected. We expect that the current conflict in the Gaza Strip, Lebanon, Iran and the broader region as well as the security escalation in Israel will not have a material impact on our business results in the short term. However, since these are events beyond our control, their continuation or cessation may affect our expectations. We continue to monitor political and military developments closely and examine the consequences for our operations and assets

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The results of operations for the six and three months ended June 30, 2025, are not necessarily indicative of the results to be expected for the full year ending December 31, 2025. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements that were included in Form 20-F for the year ended December 31, 2024.

The carrying value of cash and cash equivalents, accounts receivables, deposits and accounts payable (included in the condensed consolidated balance sheets) approximates their fair value because of their generally short maturities.

There have been no material changes in our significant accounting policies as described in our consolidated financial statements for the year ended December 31, 2024.

b.	New Accounting Pronouncements

Accounting pronouncements effective in future periods:

In December 2024, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU is effective for the Company for annual periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statements. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 3 - BUSINESS COMBINATION:

On May 31, 2024 (The “Closing date”), the Company closed a purchase transaction with the shareholders of Acroname Inc. (“Acroname”), a US company specializing in advanced automation and control technologies, to acquire 100% of its equity, for a total cash consideration of $9.1 million, of which $1.3 in consideration of the amount of cash held by Acroname at closing. In addition, the Company shall be obligated to pay Acroname’s former shareholders earnout payments of up to $7.2 million in cash, of which payment of $1.5 million upon completion of a development of a certain product by June 2026, and the remaining payment depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025.

The following table summarizes the fair value of the consideration transferred to Acroname shareholders:

U.S. dollars in thousands
Cash payment	9,160
Fair value of earnout liability (*)	2,036
Total consideration	11,196

(*)	The Company recorded earn out liability in connection with its business combination at fair value on the acquisition date.

The results of operations of Acroname have been included in the consolidated financial statements since the Closing date. The amounts of revenues related to Acroname that are included in the Company’s condensed consolidated statements of operations and comprehensive loss during the six and three months ended June 30, 2025, are $2,421 thousand and $988 thousand, respectively. The amounts of net loss related to Acroname that are included in the Company’s condensed consolidated statements of operations and comprehensive loss during the six and three months ended June 30, 2025, are $1,197 thousand and $752 thousand, respectively (including amortization of tangible and intangible assets in the amount of $588 and $294 thousand).

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 3 - BUSINESS COMBINATION (continued):

The following table summarizes the final purchase price allocation to the fair value of the assets acquired and liabilities assumed:

Allocation
of Purchase
Price
U.S. dollars in thousands

Cash and cash equivalents	1,360
Accounts Receivables	294
Inventory (1)	2,635
Other current assets	123
Property and equipment	25
Operating lease right-of-use assets	650

Core Technology (2)	4,653
Customer relationships (3)	597
Goodwill (4)	1,847
Total assets acquired	12,184
Operating leases liabilities	(650)
Other liabilities	(338)
Total liabilities assumed	(988)

Net assets acquired	11,196

(1)	The estimated fair value of the finished goods inventory was deriving from its cost value, as of the valuation date, with the addition of the gross profit of Acroname, and after deducting the direct selling expenses with relation to the inventory, and the marketing profit.

(2)	The acquired company is deemed to have an underlying technology of a value, through its continued use or re-use in many products or many generations of a singular product (a product family). The fair value of Core Technology was estimated by applying the income approach, specifically the Multi Period Excess Earnings method. Core Technology is amortized over a period of 5.6 years. The discount rate for Acroname’s technology was estimated at 25.3% reflecting the WACC.

(3)	The fair value of the Customer relationships was estimated by applying the income approach, specifically the distributor method. The Customer relationships are amortized over a period of 5.6 years. The discount rate for Acroname’s Customer relationships was estimated at 25.3% reflecting the WACC.

(4)	Goodwill is primarily related to the workforce, expected synergies such as potential cost savings in operations as a result of the business combination as well as potential future development of the mutual development projects. The goodwill is deductible for tax purposes. All of the $1,847 thousand of goodwill was assigned to Cross Industry business (“CIB”) segment.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 4 - INVENTORIES:

	June 30, 2025	December 31, 2024
	U.S. dollars in thousands
Work in process	3,851	4,547
Finished goods	7,646	5,608
	11,497	10,155

Inventories write-downs amounted to $9 thousand and $300 thousand during the six months ended June 30, 2025, and 2024, respectively. Inventories write-downs amounted to $9 thousand and $32 thousand during the three months ended June 30, 2025, and 2024, respectively.

Inventories write-downs are recorded in cost of revenues.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Noncancelable Purchase Obligations

The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of June 30, 2025, and December 31, 2024, the total value of open purchase orders acknowledged by such manufacturing contractors was approximately $6,058 thousand and $8,044 thousand, respectively.

The Company has noncancelable purchase agreements for certain IP embedded in the Company’s products as well as certain agreement for the license of development tools used by the development team. As of June 30, 2025, and December 31, 2024, the total value of non-paid amounts related to such agreements totaled to $1,029 thousand and $2,349 thousand, respectively.

b.	Legal proceedings

As of June 30, 2025 and December 31, 2024, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

On March 26, 2024, the Company received a complaint from a customer regarding allegedly damaged chips due to a certain batch production incident that customer embedded in its product. The company identified and remedied the production process.

On September 10, 2024, the customer sent a cost claim letter in the amount of 2,096 thousand Euro ($2,459 thousand as of June 30, 2025).

In 2024, the Company recorded a relevant provision in its books, within its other current liabilities. Relevant expenses were recorded in the general and administrative expenses.

During the three months ended June 30, 2025, following the ongoing discussions with the customer and updated indications, the Company decreased the provision in its books by $323 thousand. Relevant income was recorded in the general and administrative expenses

As of June 30, 2025, this incident and its full results are still being discussed between the Company, the customer and the relevant insurers, and the actual expenses may eventually be higher than those recorded by the Company.

The Company believes that it will be able to obtain reimbursement from its product liability insurance, however there is no certainty that the Company will be able to recure the entire expenses amount from the insurance company. The Company has not yet recorded an asset in its books.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 6 - OTHER CURRENT LIABILITIES:

	June 30, 2025	December 31, 2024
	U.S. dollars in thousands

Accrued vacation	3,786	3,166
Taxes payable	33	31
Estimated accrual for a certain batch production incident	2,136	2,182
Derivative liabilities	600	605
Accrued expenses	1,536	1,738
Other	186	662
	8,277	8,384

NOTE 7 - FORFEITURE SHARES:

a.	On March 29, 2021 (the “Closing Date”, please refer to note 1a of the financial statements as of December 31, 2024), 1,006,250 Ordinary Shares that PTK sponsor received in respect of its PTK common stock, are subject to forfeiture if certain price targets for the Valens Ordinary Shares are not achieved within a certain period of time (of up to four years), after the Closing Date or if an M&A Transaction (as defined in the Merger Agreement Closing, please refer to note 1c of the financial statements as of December 31, 2024), does not occur at a certain minimum price.

The Company performed a Monte-Carlo simulation to calculate the fair value of such shares.

On September 30, 2024, 646,875 Ordinary Shares were forfeited because the specified price targets were not met.

The fair value of the Forfeiture Shares was computed using the following key assumptions:

	June 30, 2025	December 31, 2024
Stock price	2.63	2.60
Expected term (years)	0.25	0.75
Expected volatility	63.84%	63.84%
Risk-free interest rate	4.41%	4.20%

b.	The table below sets forth a summary of the changes in the fair value of the Forfeiture Shares classified as Level 3:

	Six months ended June 30, 2025	Year ended December 31, 2024
	U.S. dollars in thousands

Balance at beginning of period	1	38
Changes in fair value	-	(37)
Balance at end of the period	1	1

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 8 - EARNOUT LIABILITY

With respect to the Acroname’s acquisition (See also note 3), the Company shall be obligated to pay Acroname’s former shareholders earn out payments of up to $7.2 million, of which an amount of $1.5 million upon completion of a development of a certain product by June 2026, and the remaining amount depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025. These earn out payments are expected to be paid during 2026, in case targets are met.

The Company recorded earn out liability in connection with these payments at fair value on the acquisition date. The Company performed a Monte-Carlo simulation to calculate the fair value of earnout liability. The fair value of the earnout liability was computed using the following key assumptions: discount rate of 21.4%, expected term of 1.59-2.08 years, expected volatility of 55.71% and risk-free interest rate of 5.04%.

Each reporting period thereafter, the Company revalues the earn-out liability and records the changes in their fair value in the consolidated statements of operations and comprehensive loss.

Changes in the fair value of earnout liability can result from adjustments to the discount rates, revenues, profitability targets and achievement of mutual development project. This fair value measurement represents Level 3 measurements, as they are based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent period. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations and comprehensive loss.

The fair value of the earnout liability was computed using the following key assumptions:

June 30, 2025
Discount rate	20.7%-21.0%
Expected term (years)	0.50-1.00
Expected volatility	45.89%
Risk-free interest rate	4.29%

The following table summarizes the activity for the earnout liability, where fair value measurement is estimated utilizing Level 3 inputs:

	Six months ended June 30, 2025	Year ended December 31, 2024
	U.S. dollars in thousands
Fair value at the beginning of the period	(2,413)	-
Initial recognition of earnout liability	-	(2,036)
Change in fair value of earnout liability	663	(377)
Fair value at the end of the period	(1,750)	(2,413)

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - DERIVATIVES AND HEDGING:

Derivatives

Generally accepted accounting principles require all derivatives, whether designated in a hedging relationship or not, to be recorded on the balance sheet at fair value. These derivative instruments are measured at fair value within Level 2 of the fair value hierarchy. The Company’s earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The Company’s foreign currency risk management strategy is principally designed to mitigate the future potential financial impact of changes in the U.S. Dollar value of anticipated transactions and balances denominated in ILS resulting from changes in USD/ILS exchange rates. The Company entered into derivative transactions, specifically foreign currency forward contracts, to manage its exposure to foreign currency exchange risk to reduce earnings volatility. The Company does not enter into derivative transactions for trading or speculative purposes.

Non-Designated Hedges

The Company hedges its foreign currency monetary assets primarily resulting from foreign currency denominated short-term deposits and trade accounts payable liabilities with foreign exchange forward contracts to reduce the risk that the Company’s earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These contracts have maturities of up to approximately 12 months. Generally, The Company does not designate these foreign currency forward contracts as hedges for accounting purposes and changes in the fair value of these instruments are recognized immediately in earnings. Any gains or losses on the underlying foreign-denominated balance are offset by the losses or gains on the forward contract. Derivative instruments are recorded as other current assets and other current liabilities, according to the timing of the cash flows. As of June 30, 2025, the derivative instruments are recorded as other current assets or other current liabilities. Gains and losses on forward contracts and foreign denominated deposits and trade accounts payable liabilities are included in financial income, net. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from investing and operating activities.

As of June 30, 2025 and December 31, 2024, we had outstanding forward contracts not designated as hedging instruments with notional and fair value amounts equivalent to the following:

Currency Hedged	June 30, 2025	December 31, 2024
	U.S. dollars in thousands
Israeli Shekel / U.S. Dollar	5,069	20,038
Fair value of derivatives assets	28	1
Fair value of derivatives liabilities	600	605

The following table shows the effect of our non-designated hedges on the Consolidated Statements of Operations for the Six months ended June 30, 2025:

	Location of Losses	Six months ended June 30, 2025	Three months ended June 30, 2025
		U.S. dollars in thousands
Net realized and unrealized gain (loss), excluding the underlying foreign currency exposure being hedged	Financial income, net	(619)	(823)

For the six and three months ended June 30, 2025, foreign currency profit, net was $731 and $915 thousand, respectively.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - DERIVATIVES AND HEDGING (continued):

Designated Hedges

During the fourth quarter of 2024 the Company initiated a foreign currency cash flow hedging program, designed to hedge the Company’s foreign exchange rate risk, resulting from ILS payroll expenses. The Company hedges portions of its forecasted payroll payments denominated in ILS for a period of up to 12 months, using forward contracts that are designated as cash flow hedges, as defined by ASC 815. Derivative instruments are recorded as other current assets or other current liabilities, according to the timing of the cash flows. As of June 30, 2025, the derivative instruments are recorded as other current assets. For these derivative instruments, designated as a cash flow hedge, gains and losses are reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction and in the same period or periods during which the hedged transaction affects the statement of operations. As of June 30, 2025, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from operating activities.

The notional and fair value amount and fair value of outstanding derivatives at the end of each period were:

	June 30, 2025	December 31, 2024
	U.S. dollars in thousands
Notional amount of foreign currency contracts	13,436	20,061
Fair value of derivatives assets	1,335	601

The change in accumulated other comprehensive income relating to gains or losses on derivatives used for hedging was as follows:

	Six months ended June 30, 2025	Three months ended June 30, 2025
	U.S. dollars in thousands
Other comprehensive income before reclassifications	(1,348)	(1,703)
Amounts reclassified out of accumulated other comprehensive income (*)	614	427
Other comprehensive income, net	(734)	(1,276)

(*)	Amounts of gains reclassified from other comprehensive income into profit or loss are recorded in cost of revenue and operating expenses. In the six months ended June 30, 2025, $16 thousand, $391 thousand, $122 thousand and $85 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively.

In the three months ended June 30, 2025, $11 thousand, $272 thousand, $85 thousand and $59 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 10 - TREASURY SHARES:

a.	On December 27, 2024, the Company initiated a share repurchase program (the – “Buyback”), at an aggregate amount of up to $10 million. As of June 30, 2025, the Company has repurchased in the open market a total of 3,302,194 shares at a total consideration of $10 million (of which a total of 625,682 shares at a total consideration of $1.6 million were repurchased in 2024).

b.	On February 11, 2025, the Company initiated a second share repurchase program (the – “Second Buyback”), at an aggregate amount of up to $15 million. As of June 30, 2025, The Company has repurchased in the open market a total of 4,823,786 shares at a total consideration of $11.4 million.

NOTE 11 - STOCK-BASED COMPENSATION:

Stock Options

As of June 30, 2025, and December 31, 2024, the number of ordinary shares included in the Company’s option plans totaled to 41,240,618 and 35,874,244, respectively.

1,293,113 out of the outstanding options that have not yet vested as of June 30, 2025, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event.

As of June 30, 2025, the unrecognized compensation costs related to those unvested stock options are $1,466 thousand, which are expected to be recognized over a weighted-average period of 1.97 years.

The following is a summary of the status of the Company’s share option plan as of June 30, 2025:

	Six months ended on
	June 30, 2025
	Number of Options	Weighted- Average Exercise price
Options outstanding as of December 31, 2024	10,569,170	$1.07
Granted during the period	1,689,425	$2.31
Exercised during the period	(476,431)	$0.81
Forfeited during the period	(16,563)	$2.10
Options outstanding as of June 30, 2025	11,765,601	$1.26
Options exercisable as of June 30, 2025	9,934,550	$1.04

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 11 - STOCK-BASED COMPENSATION (continued):

The following table summarizes information about stock options outstanding as of June 30, 2025:

Outstanding as of June 30, 2025					Exercisable as of June 30, 2025
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.15-$0.86	9,166,342	3.78	0.80	16,788	9,146,842	3.77	0.80	16,754
$1.87	3,313	5.53	1.87	3	3,313	5.53	1.87	3
$2.10-$2.13	55,710	6.25	2.13	28	13,928	6.25	2.13	7
$2.27	1,177,500	6.99	2.27	424	-	-	-	-
$2.39-$2.41	937,194	6.09	2.40	215	428,595	5.73	2.39	101
$4.99	196,625	4.55	4.99	-	147,955	4.55	4.99	-
$5.36	140,000	5.36	4.00	-	105,000	5.36	4.00	-
$7.58	85,380	3.55	7.58	-	85,380	3.55	7.58	-
$9.07	3,537	3.46	9.07	-	3,537	3.46	9.07	-

The calculated fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions:

	For the Six months ended on June 30, 2025	For the six months ended on June 30, 2024
Expected term	4-5	4-5
Expected volatility	59.63%-63.35%	58.56%
Expected dividend rate	0%	0%
Risk-free rate	3.73%-4.36%	3.85%-3.92%

During the six months period ended on June 30, 2024, 789,425 options were granted to related parties (please refer to Note 15 for further information).

As of June 30, 2024, the unrecognized compensation costs related to unvested stock options was $2,140 thousand, which are expected to be recognized over a weighted-average period of 1.95 years.

The weighted-average fair value of the options that were granted during the period ended June 30, 2025 was $2.31 at the grant date.

The total intrinsic value of options exercised during the period of six months ended June 30, 2025 and 2024 was $829 and $1,821 thousand, respectively.

The following table presents the classification of the stock options expenses for the periods indicated:

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	U.S. dollars in thousands

Cost of revenue	37	88	10	44
Research and development	229	441	94	218
Sales and marketing	84	490	26	241
General and administrative	311	563	148	187
Total stock-based compensation	661	1,582	278	690

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 11 - STOCK-BASED COMPENSATION (continued):

Restricted Stock Units

The following is a summary of the status of the Company’s RSU’s as of June 30, 2025, as well as changes during the period of nine months ended June 30, 2025:

	Number of RSUs	Weighted-Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	8,827,092	$3.13
Granted during the period	4,583,634	$2.15
Vested during the period	(2,515,132)	$3.15
Forfeited during the period	(250,725)	$2.71
Outstanding at the end of the period	10,644,869	$2.72

As of June 30, 2025, the unrecognized compensation cost related to unvested RSUs totaled to approximately $23,931 thousand and is expected to be expensed over a weighted-average recognition period of approximately 2.50 years.

During the six months ended on June 30, 2025, 549,654 RSU’s were granted to several related parties (please refer to Note 15 regarding Related Parties).

The following table presents the classification of RSU’s expenses for the periods indicated:

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	U.S. dollars in thousands

Cost of revenue	459	386	236	199
Research and development	3,525	2,957	1,789	1,512
Sales and marketing	1,976	1,489	807	762
General and administrative	1,319	1,085	664	572
Total stock-based compensation-RSUs	7,279	5,917	3,496	3,045

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - NET LOSS PER ORDINARY SHARE:

The following table sets forth the computation of basic and diluted net income (loss) per ordinary share for the periods indicated:

	Six months ended		Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Basic net loss per ordinary share
Numerator:
Net loss	(15,492)	(18,911)	(7,184)	(8,869)

Denominator:
Weighted average common shares and vested RSUs – basic and diluted	104,403,869	104,563,467	103,551,779	105,079,508
Basic and dilutive net loss per common share	(0.15)	(0.18)	(0.07)	(0.08)

The following weighted-average shares of securities were not included in the computation of diluted net income (loss) per common share as their effect would have been anti-dilutive:

	Six months ended		Three months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Options	11,167,386	11,069,975	11,291,810	11,178,735
Restricted Stock Units	9,735,981	7,582,055	11,190,193	9,434,974
Private Warrants	3,330,000	3,330,000	3,330,000	3,330,000
Public Warrants	5,750,000	5,750,000	5,750,000	5,750,000
Forfeiture Shares	359,375	1,006,250	359,375	1,006,250

NOTE 13 - FINANCIAL INCOME, NET:

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	U.S. dollars in thousands

Foreign currency exchange differences	(157)	(1,271)	(17)	(745)
Realized and unrealized losses on derivative instruments	(619)	-	(823)	-
Interest income on short-term deposits	2,322	3,061	1,088	1,294
Other	(83)	(16)	(23)	(9)
Total financial income, net	1,463	1,774	225	540

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.	The chief operating decision maker (the “CODM”) is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

Cross Industry Business: The Company’s solutions for the non-automotive verticals, including audio-video, industrial, machine vision and medical markets, that deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable.

Automotive: Valens Automotive delivers safe & resilient high-speed in-vehicle connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

Assets information is not provided to the CODM and is not reviewed. Revenues and cost of goods sold are directly associated with the activities of a specific segment. Direct operating expenses, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses which cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

The CODM monitors the gross profit of each segment to analyze fluctuations relative to prior periods (cost reductions, change in product mix etc.).

The CODM uses segment operating profit (loss) to evaluate income (loss) generated from segment assets in deciding whether to reinvest profits into the segment. Segment operating profit (loss) is used to monitor budget versus actual results, in order to assess the performance of the segment.

	Six months ended on June 30, 2025
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	24,576	9,311	33,887
Cost of revenues	7,755	4,715	12,470
Gross profit	16,821	4,596	21,417
Research and development expenses	13,159	7,629	20,788
Sales and marketing expenses	5,543	5,230	10,773
General and administrative expenses	4,232	3,132	7,364
Change in earnout liability	(663)	-	(663)
Segment operating loss	(5,450)	(11,395)	(16,845)
Change in fair value of Forfeiture Shares			-
Financial income, net			1,463
Loss before taxes on income			(15,382)

Depreciation and Amortization expenses	1,070	458	1,528
Stock-based compensation	3,633	4,308	7,941

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Six months ended on June 30, 2024
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	15,247	9,909	25,156
Cost of revenues	3,623	6,374	9,997
Gross profit	11,624	3,535	15,159
Research and development expenses	11,778	8,328	20,106
Sales and marketing expenses	3,939	4,817	8,756
General and administrative expenses	3,604	3,364	6,968
Change in earnout liability	28	-	28
Segment operating loss	(7,725)	(12,974)	(20,699)
Change in fair value of Forfeiture Shares			35
Financial income, net			1,774
Loss before taxes on income			(18,890)

Depreciation and Amortization expenses	507	428	935
Stock-based compensation	3,424	4,075	7,499

	Three months ended on June 30, 2025
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	12,823	4,236	17,059
Cost of revenues	4,126	2,098	6,224
Gross profit	8,697	2,138	10,835
Research and development expenses	6,506	3,692	10,198
Sales and marketing expenses	2,753	2,413	5,166
General and administrative expenses	2,203	1,494	3,697
Change in earnout liability	(837)	-	(837)
Segment operating loss	(1,928)	(5,461)	(7,389)
Change in fair value of Forfeiture Shares			-
Financial income, net			225
Loss before taxes on income			(7,164)

Depreciation and Amortization expenses	532	226	758
Stock-based compensation	1,757	2,018	3,775

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Three months ended on June 30, 2024
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	8,070	5,527	13,597
Cost of revenues	1,985	3,268	5,253
Gross profit	6,085	2,259	8,344
Research and development expenses	5,921	4,040	9,961
Sales and marketing expenses	2,066	2,302	4,368
General and administrative expenses	1,765	1,632	3,397
Change in earnout liability	28	-	28
Segment operating loss	(3,695)	(5,715)	(9,410)
Change in fair value of Forfeiture Shares			10
Financial income, net			540
Loss before taxes on income			(8,860)

Depreciation and Amortization expenses	279	200	479
Stock-based compensation	1,703	2,032	3,735

b.	Geographic Revenues

The following table shows revenue by geography, based on the customers’ “bill to” location:

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	U.S. dollars in thousands

Israel	193	431	129	178
Hong Kong	5,094	1,574	3,279	841
China	4,574	3,507	2,353	1,987
United States	4,329	4,462	1,652	3,013
Portugal	4,556	3,098	2,318	1,207
Hungary	4,710	6,129	1,830	4,082
Japan	3,011	2,036	1,682	837
Other	7,420	3,919	3,816	1,452
	33,887	25,156	17,059	13,597

c.	Supplemental data - Major Customers:

The following tables summarize the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	June 30, 2025	December 31, 2024
Accounts Receivable	% of Account Receivable
Customer A	25%	14%
Customer B	20%	18%
Customer C	10%	16%
Customer D	0%	14%

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
Revenues	% of Revenues		% of Revenues
Customer A	13%	12%	13%	8%
Customer C	9%	7%	10%	9%
Customer D	8%	14%	5%	24%
Customer E	4%	10%	3%	9%
Customer F	4%	10%	4%	5%
Customer G	2%	10%	1%	11%

d.	Long-lived assets by Geography:

	June 30, 2025	December 31, 2024
	U.S. dollars in thousands
Domestic (Israel)	9,082	9,482
China	273	314
USA	1,003	931
Other	248	286
	10,606	11,013

NOTE 15 - RELATED PARTY TRANSACTIONS

During the six and three months ended on June 30, 2025, the Company granted 789,425 and 277,500 stock options at a weighted average exercise price of $2.36 to several executive officers, and Board of Directors (“Board”) members of the Company.

In addition, during the six months ended June 30, 2025, the Company granted 549,654 RSUs to several executive officers and Board members of the Company. No RSUs were granted to executive officers and Board members of the Company during the three months ended on June 30, 2025.

The fair value of the stock options that were granted during the six months ended June 30, 2025, is $857 thousand, which is expected to be recognized over a 1-4-year vesting period, and the fair value of the granted RSUs is $1,222 thousand, which is expected to be recognized over a 1-4-years vesting period.

NOTE 16 - SUBSEQUENT EVENTS

During the period July 1, 2025, and until July 21, 2025, the Company purchased additional 1,327,439 Ordinary Shares for a total consideration of $3.6 million in the framework of its Second Buyback, and thus completed the Second Buyback.

In July 2025, the United States enacted tax reform through the One Big Beautiful Bill Act (“OBBBA”). Included in this legislation are provisions that allow for the immediate expensing of research and development conducted in the United States, immediate expensing of certain capital expenditures, and other changes to the U.S. taxation of profits derived from foreign operations. The Company is assessing the impact of this new legislation on its future consolidated financial statements.